

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 1, 2010

Via Facsimile and U.S. Mail

Mr. Satish Rishi
Chief Financial Officer
Rambus, Inc.
4440 El Camino Real
Los Altos, California 94022

> **Re:** **Rambus, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 000-22339**

Dear Mr. Rishi:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Tim Buchmiller
Senior Attorney